SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

(952) 215-0678

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 10 7		13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brewing Ventures LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

SEC Use Only

4	Source of Funds* WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 96,979

	8	Shared Voting Power 0

	9	Sole Dispositive Power 96,979

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,979

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38724Q 10 7		13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Steven J. Wagenheim

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 95,572**

	8	Shared Voting Power 96,979

	9	Sole Dispositive Power 95,572**

	10	Shared Dispositive Power 96,979

11	Aggregate Amount Beneficially Owned by Each Reporting Person 192,551

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 79,998 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7		13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Arthur E. Pew III

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 103,730**

	8	Shared Voting Power 0

	9	Sole Dispositive Power 103,730**

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,730**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.4%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 10,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III (the “Reporting Persons”) hereby amend the statement on Schedule 13D originally filed with the SEC by Brewing Ventures LLC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, June 11, 2003, October 1, 2004, December 22, 2005, September 28, 2006, November 8, 2006 and February 5, 2008, with respect to beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Granite City Food & Brewery Ltd., a Minnesota corporation (the "Company" or "Granite City").  Items 5, 6 and 7 of the Schedule 13D are hereby amended and restated.

Item 5.	Interest in Securities of the Issuer.

(a)

As of the date of filing this report, Brewing Ventures beneficially owned 96,979 shares of Common Stock, representing 1.3% of the class. As of the date of filing this report, Steven J. Wagenheim beneficially owned 192,551 shares of Common Stock, representing 2.6% of the class. Such number consists of (1) 15,574 shares, (2) options to purchase 79,998 shares, and (3) 96,979 shares owned by Brewing Ventures. As of the date of filing this report, Arthur E. Pew III beneficially owned 103,730 shares of Common Stock, representing 1.4% of the class. Such number consists of (1) 10,000 shares purchasable pursuant to the exercise of options, (2) 34 shares owned by Mr. Pew's spouse, (3) 69 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, and (4) 103,627 shares owned directly by Mr. Pew.

(b)

Brewing Ventures has sole power to vote and to dispose of all of its shares. Mr. Wagenheim has sole power to vote and to dispose of 95,572 shares and shared power to vote and to dispose of 96,979 shares. Mr. Pew has sole power to vote and to dispose of 103,730 shares (93,627 directly, 34 through his spouse and 69 through trusts for benefit of his grandchildren).

(c)	Transactions involving the Reporting Persons since the date of the last Schedule 13D filing are as follows:

On May 19, 2010, Brewing Ventures distributed 69,271 shares of Common Stock to Arthur E. Pew III, one of Brewing Ventures' members, in a redemption of his entire interest in Brewing Ventures.

On November 10, 2008, Brewing Ventures distributed 8,312 shares of Common Stock to Arthur Nermoe, one of Brewing Ventures’ members, in a redemption of his entire interest in Brewing Ventures.

From March 5, 2008 to January 29, 2009, Brewing Ventures distributed an aggregate of 16,583 shares of Common Stock to Mitchel I. Wachman, one of Brewing Ventures’ members, through a series of pro rata redemptions of his entire interest in Brewing Ventures.

(d)	The Reporting Persons know of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

	(e)	The Reporting Persons ceased to be beneficial owners of more than five percent of Common Stock on October 5, 2009.

Item 6.		Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 19, 2010, Brewing Ventures distributed 69,271 shares of Common Stock to Arthur E. Pew III, one of Brewing Ventures' members and a former director of Granite City, thereby fully redeeming Mr. Pew's interest in Brewing Ventures, as set forth in the letter from Mr. Pew to Brewing Ventures and Steven Wagenheim dated March 25, 2010 (Exhibit 99.1 hereto).

On November 10, 2008, Brewing Ventures distributed 8,312 shares of Common Stock to Arthur Nermoe, one of Brewing Ventures’ members, thereby fully redeeming Mr. Nermoe’s interest in Brewing Ventures, as set forth in the letter from Mr. Nermoe to Brewing Ventures, Steven Wagenheim and Arthur Pew dated August 20, 2008 (Exhibit 99.2 hereto).

As previously reported, in February 2008, Brewing Ventures distributed 16,666 shares of Common Stock to Mitchel I. Wachman.  As set forth in the letter from Mr. Wachman to Brewing Ventures, Steven Wagenheim and Arthur Pew dated January 28, 2008 (Exhibit 99.3 hereto), Brewing Ventures agreed to distribute an additional 2,500 shares of Common Stock to Mr. Wachman per month, commencing 30 days following the initial distribution and agreed to then make a final distribution of 1,583 shares of Common Stock to Mr. Wachman, thereby fully redeeming Mr. Wachman’s interest in Brewing Ventures.  As of January 29, 2009, an aggregate of 33,249 shares of Common Stock had been distributed to Mr. Wachman in pro rata redemptions of his entire interest in Brewing Ventures.

Brewing Ventures is governed by a Member Control Agreement, dated June 26, 1997 (Exhibit 99.4 hereto).  The Member Control Agreement was amended by Amendment No. 1 thereto, dated August 15, 1997 (Exhibit 99.5 hereto).  Each membership interest is equal in all respects and the members’ respective governance rights and financial rights are in proportion to their percentage interests in Brewing Ventures.  A member is not entitled to withdraw or demand the return of any part of his capital contribution or to receive any distribution from Brewing Ventures.  Net losses and net income are allocated to the members in proportion to their percentage interests in Brewing Ventures.  A member may transfer all or any portion of his membership interest to another member without the consent of the other members and without offering such membership interest to Brewing Ventures or the remaining members.  The Board of Governors must unanimously approve the admission of additional members.  Upon the request of any member having at least a 25% membership interest in Brewing Ventures, Brewing Ventures will liquidate.

Item 7.	Material to be Filed as Exhibits.

	99.1	Letter from Arthur E. Pew III to Brewing Ventures LLC and Steven J. Wagenheim. dated March 25, 2010.

99.2	Letter from Arthur Nermoe to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated August 20, 2008.

99.3	Letter from Mitchel I. Wachman to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated January 28, 2008.*

99.4	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

99.5	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

99.6	Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.*

*	Previously Filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2010	BREWING VENTURES LLC

	By	/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated: June 16, 2010	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated: June 16, 2010	/s/ Arthur E. Pew III
Arthur E. Pew III

Exhibit Index

Exhibit
Number	Description

99.1	Letter from Arthur E. Pew III to Brewing Ventures LLC and Steven J. Wagenheim. dated March 25, 2010.

99.2	Letter from Arthur Nermoe to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated August 20, 2008.

99.3	Letter from Mitchel I. Wachman to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated January 28, 2008.*

99.4	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

99.5	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

99.6	Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.*

*    Previously Filed